

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DC
56873

DIVISION OF
CORPORATION FINANCE


04021069

March 22, 2004

Jill V. McIntosh
The Kroger Co.
Law Department
1014 Vine Street
Cincinnati, OH 45202-1100

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/22/2004

Re: The Kroger Co.
Incoming letter dated February 24, 2004

Dear Ms. McIntosh:

This is in response to your letter dated February 24, 2004 concerning the shareholder proposal submitted to Kroger by the United Association S&P 500 Index Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

PROCESSED
APR 02 2004
THOMSON FINANCIAL

cc: William Zitelli
Vice President
United Association S&P 500 Index Fund
1 Freedom Valley Drive
Oaks, PA 19456



THE KROGER CO. • LAW DEPARTMENT • 1014 VINE STREET • CINCINNATI, OHIO 45202-1100

PAUL W. HELDMAN
SENIOR VICE PRESIDENT, SECRETARY
AND
GENERAL COUNSEL

BRUCE M. GACK
VICE PRESIDENT AND
ASSISTANT GENERAL COUNSEL

TELEFAX NUMBER
513-762-4935

WRITER'S DIRECT DIAL NUMBER
513-762-4428

JOHN M. FLYNN
LYNNE GELLENBECK
PATRICIA T. ASH
PAUL W. PARMELE
MARTHA CUTRIGHT SARRA
JENNIFER K. GOTHARD
RICK J. LANDRUM
JILL V. McINTOSH
ERICA S. PONTIUS
HILARY VOLLMER
FRANCES A. TUCKER

J. PHILLIPS PUGH, INVESTIGATOR
DOROTHY D. ROBERTS, PARALEGAL
ERIN C. DRISKELL, PARALEGAL

February 24, 2004

VIA AIRBORNE EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE: Shareholder Proposal of The General Board of Pension and Health Benefits of the United Methodist Church

Ladies and Gentlemen:

Enclosed for filing, pursuant to Rule 14a-8(j) under the Exchange Act, are the following:

A. Six copies of this letter;

B. Six copies of a letter dated December 2, 2003, from The General Board of Pension and Health Benefits of the United Methodist Church (the "Proponent"), along with a shareholder proposal and supporting statement (the "Proposal") (Exhibit A); and

C. One additional copy of this letter along with a self-addressed return envelope for purposes of returning a file-stamped receipt copy of this letter to the undersigned.

The resolution portion of the Proposal reads as follows: "Resolved: That shareholders request that the company prepare a sustainability report (at reasonable cost and omitting proprietary information) based on the Global Reporting Initiative's sustainability reporting guidelines by October 2004."

Kroger intends to mail to shareholders, on or about May 15, 2004, its definitive proxy statement and form of proxy (the "Proxy Materials") in conjunction with its 2004 Annual Meeting. That meeting currently is scheduled to be held on June 24, 2004. Kroger intends to file definitive copies of its Proxy Materials with the Commission at the same time the Proxy Materials are first mailed to shareholders.

We believe that the Proposal properly may be omitted from the Proxy Materials pursuant to Rules 14a-8(i)(3) and (7), and Kroger intends to exclude the Proposal from the Proxy Materials. By a copy of this letter to the Proponent, we are notifying the Proponent of our intentions. Please confirm that no enforcement action will be recommended if the Proposal is excluded.

Background

The Proposal requests Kroger to prepare a sustainability report "based on" the Global Reporting Initiative's ("GRI") 2002 Sustainability Reporting Guidelines (the "Guidelines"). (A copy of the Guidelines, which must be downloaded from a website, is attached to this letter.) The Guidelines consist of a four-part document that is almost 100 pages long and contain approximately 20 pages of specific reporting content. In an attempt to provide "ample flexibility," there are two ways to "use" the Guidelines: (i) reporting "in accordance with" the Guidelines; and (ii) reporting using an "informal approach" by choosing not to cover all of the content of the Guidelines, but basing the reports on the GRI framework and incrementally improving report content coverage, transparency, and structure over time. See Guidelines, pp. 13-14. Part C of the Guidelines, which specifies the contents of a GRI-based report, provides for disclosure of five categories of information regarding a company: (1) statement of the company's sustainability vision and strategy, including a statement from the CEO; (2) an overview of the reporting organization including information regarding operations, products and services; (3) governance structure and management systems; (4) GRI content index identifying location of each element of the reporting content; and (5) economic, environmental and social performance indicators and integrated indicators. See Guidelines, pp. 34-56.

During last year's proxy season, the Staff concurred with Smithfield Foods, Inc. in granting no-action relief with respect to a substantially identical proposal to the Proposal, under Rule 14a-8(i)(3). See Smithfield Foods, Inc. (July 18, 2003).

A. Kroger may exclude the Proposal under Rule 14a-8(i)(3) because it is vague, indefinite and misleading.

Kroger believes the Proposal is properly excludable under Rule 14a-8(i)(3) as it is contrary to the Commission's proxy rules, "Including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has consistently taken the position that a company may exclude a proposal pursuant to Rule 14a-8(i)(3) if the proposal is vague, indefinite and, therefore, potentially misleading. A proposal is sufficiently vague, indefinite and misleading to justify exclusion where "neither the shareholders voting on the proposal, nor Kroger in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Philadelphia Electric Co. (July 30, 1992) (proposal relating to election of committee of small shareholders that will present the board with a plan that will in some measure equate gratuities bestowed upon management, directors or other employees was excludable as vague and indefinite). See also Alcoa, Inc. (December 24, 2002) (proposal requesting company commit "to the full implementation of" a set of human rights standards excludable); McDonald's Corp. (March 13, 2001) (same). See also Smithfield Foods, Inc. (July 18, 2003).

1. The Proposal does not inform shareholders of what Kroger would be required to do if the Proposal were approved.

Kroger believes that the Proposal does not inform shareholders of what Kroger would be required to do if the Proposal were approved as the Proposal contains an extremely brief and basic description of the voluminous and highly complex Guidelines. The proposal in Johnson & Johnson (February 7, 2003) is very instructive to the present case. In Johnson & Johnson, the proposal requested a report regarding the Company's progress concerning "the Glass Ceiling Commission's business recommendations" including a review of certain specific items. Johnson & Johnson argued the proposal was vague and indefinite under Rule 14a-8(i)(3) due in part to the fact the proposal was "completely devoid of any description of the substantive provisions of the 'Glass Ceiling Report'" and the proposal provided "no background information to shareholders." The proponents in Johnson & Johnson argued that it would add to its supporting statement a reference to the Department of Labor website where the report can be found to cure any ambiguity. However, the Staff stated there appeared to be a basis for Johnson & Johnson to "exclude the proposal under Rule 14a-8(i)(3) as vague and indefinite." The Staff concurred in Smithfield Foods, Inc. when faced with a proposal substantially identical to the Proposal.

The Staff made a similar finding in Kohl's Corporation (March 13, 2001). In Kohl's Corporation, the proposal called for Kohl's to commit to the full implementation of "the SA8000 Social Accountability Standards" from the Council of Economic Priorities. Kohl's argued that the proposal was vague, false and misleading under Rule 14a-8(i)(3) due in part because "the shareholders will not understand what they are being asked to consider from the text of the proposal." Kohl's further argued the proposal "fails to describe or summarize the many principles embodied in SA8000 in enough depth to fully inform shareholders of what actions it would require the [c]ompany to take."

The Proposal in the present case is very similar to those in Johnson & Johnson and Kohl's Corporation and substantially identical to that in Smithfield Foods, Inc. The Proposal contains a brief one-sentence description of the Guidelines and provides no background information on the Guidelines to the shareholders. The shareholders will not understand what they are being asked to consider as there is no description or summary of the Guidelines. The Proposal does not even attempt to capture the extent or complexity of the information the Guidelines require. Nor does the Proposal convey the burden on human resources or the considerable expense involved in preparing a report "in accordance with" or "based on" the Guidelines. Further, the Proposal does not state that the Guidelines are in a state of fluidity as they are to be revised in 2004. See Guidelines, p. ii. Besides the brief and general description of the Guidelines already noted, basically the only piece of information the Proponents give the shareholders is the website address of GRI. Merely providing a website for a complex and voluminous reporting system is clearly not informative. See discussion of Johnson & Johnson above. See also Smithfield Foods, Inc. (July 18, 2003).

Because the shareholders will not understand what they are being asked to consider based on the text of the Proposal, the Proposal is vague, indefinite and misleading, and therefore may be excluded under Rule 14a- 8(i)(3).

2. If the shareholders were to approve the Proposal, Kroger would not know what action to take to fulfill the request.

Scope of the Report

As stated in the discussion above in "Background," there are two ways to "use" the Guidelines: (i) report in accordance with the Guidelines; and (ii) use an incremental approach which is short of "full compliance." The Proposal requests that Kroger prepare a report "based on" the Guidelines. This language leaves unclear the extent to which Kroger would be required to address the numerous and extensive disclosures called for by the Guidelines. According to the GRI's website (http://www.globalreporting.org/guidelines/reporters_all.asp) as of February 13, 2004, there were about 400 companies which had informed the GRI Secretariat that they use the Guidelines in preparing their sustainability, social or environmental report. However, as of February 13, 2004, only 19 companies claimed their reports were "in accordance with" the Guidelines.

If shareholders were to approve the Proposal, Kroger would not know for sure if it were being asked to report "in accordance with" the Guidelines (and become the 20th company in the world and third headquartered in the United States to do so), or instead adopt an incremental level of compliance as at least 400 companies have. The lack of specificity in the Proposal, just like the proposal in Smithfield Foods, Inc., makes it impossible for Kroger to know how it should attempt to comply with the will of the shareholders if they were to approve the Proposal.

Vagueness of the Guidelines

Although reference has been made herein to the complexity of the Guidelines, the Guidelines are themselves so vague that they do not provide adequate guidance as to what information a company should gather and disclose. This may serve as an explanation why only 20 companies worldwide report "in accordance with" the Guidelines. The following are a few examples of certain items in the Guidelines that would be difficult for Kroger to determine exactly how to respond:

- Programs and procedures pertaining to economic, environmental, and social performance (Section 3.19, Guidelines, p. 43);

- Reporting organization's approach to managing indirect economic, environmental, and social impacts resulting from its activities (Section 3.17, Guidelines, p. 43); and

- Criteria/definitions used in any accounting for economic, environmental, and social costs and benefits (Section 2.18, Guidelines, p. 40).

As in the case of Smithfield Foods, Inc., Kroger cannot determine exactly what information it would provide in response to these and many other vague requirements of the Guidelines.

Vagueness of Request

Assuming the Proposal is approved by shareholders and Kroger determines to prepare the report, the Proposal gives no indication what Kroger should do with the report once it is prepared. There is no request that Kroger publish the report and send it to shareholders or even to post it on its website. The Proposal also requests that the Company prepare "a sustainability report," so this does not appear to be a request to complete annual reports. Given the complexity and the state of fluidity of the Guidelines, if the shareholders were to adopt the Proposal, Kroger would not know the expectations of the shareholders regarding the timeliness of completion of the report. Given the vagueness of the Proposal regarding what Kroger should do with the report after it is prepared and the requested timeframe of completion, it is very likely that Kroger's shareholders would have various expectations regarding what they are voting on when reviewing this Proposal and Kroger would have a difficult time determining what course it should take if the Proposal was adopted and Kroger determined to implement the Proposal.

In the absence of any guidance in the Proposal regarding these points, Kroger cannot determine with reasonable certainty what actions or measures the Proposal requires. In Marriott International, Inc. (March 14, 2002), the Staff determined a proposal was not vague and indefinite where the proposal specified the requested information be disseminated "through appropriate means, whether it be posted on the Company's website or sent via a written communication to shareholders." The Proposal, just like the proposal in Smithfield Foods, Inc., does not give Kroger such guidance.

For these reasons, Kroger believes that the Proposal is vague and indefinite, and therefore excludable under Rule 14a-8(i)(3).

B. Kroger may exclude the Proposal under Rule 14a-8(i)(7) because it deals with matters relating to Kroger's ordinary business operations.

Kroger believes that the Proposal is properly excludable under Rule 14a-8(i)(7) as it deals with matters relating to Kroger's "ordinary business operations." In Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"), the Commission stated that the policy underlying the ordinary business exclusion is to "confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." In the 1998 Release, the Commission cited two central considerations in applying the ordinary business exclusion:

- Subject Matter of the Proposal - "Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as hiring, promotion, and termination of employees, decisions on the production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."

- "Micro-Managing" the Company - The Commission indicated that shareholders, as a group, will not be in a position to make an informed judgment if the "proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Such micro-management may occur where the proposal "seeks intricate detail, or seeks specific time-frames or methods for implementing complex policies."

1. The subject matter of the Proposal partially relates to ordinary business and therefore the Proposal is excludable.

Kroger believes that the Proposal is excludable because, by requesting a report based upon the Guidelines, part of the Proposal relates to ordinary business. The Staff did not concur in the view that a report on the social and environmental issues related to sustainability could be excluded under Rule 14a-8(i)(7) in Johnson Controls, Inc. (November 14, 2002). However, the report requested in the proposal in Johnson Controls was not based upon the Guidelines as the company was allowed to determine how it wanted to report on sustainability issues. In Exchange Act Release No. 34- 20091 (August 16, 1983), the Commission stated that where proposals request that companies prepare reports on specific aspects of their business, "the staff will consider whether the subject matter of the special report ... involves a matter of ordinary business" and "where it does, the proposal will be excludable." In accordance with this directive, the Staff has consistently permitted the exclusion of proposals seeking the preparation of reports on matters of ordinary business. See, e.g., AT&T Corp. (February 21, 2001); The Mead Corporation (January 31, 2001); Wal-Mart Stores, Inc. (March 15, 1999); Nike, Inc. (July 10, 1997). In addition, the Staff has historically taken the position that, where part of a proposal relates to ordinary business, the proposal may be excluded in its entirety even though "the proposal appears to address matters outside the scope of ordinary business." See E*Trade Group, Inc. (October 31, 2000).

The Staff has reached the same conclusion in response to proposals requesting that companies prepare reports on specific subjects. Where one or more of the matters to be covered in a report relates to a company's ordinary business operations, the Staff has taken the position that the proposal requesting the report can be excluded in its entirety. Three companies sought to omit from their proxy materials a proposal requesting that their respective boards of directors report on the companies' actions to ensure that they did not purchase from suppliers that use forced, convict or child labor or failed to comply with laws protecting employees' rights. The Staff permitted all three of these companies to exclude the proposal despite the fact that significant social issues were raised in the proposals. In each instance, the Staff "note[d] in particular that, although the proposal appears to address matters outside the scope of ordinary business, paragraph 3 of the description of matters to be included in the report relates to ordinary business operations." See Wal-Mart Stores, Inc. (March 15, 1999); Kmart Corporation (March 12, 1999); The Warnaco Group, Inc. (March 12, 1999).

The Staff has a long-standing policy of not permitting proponents to revise overly broad shareholder proposals once it becomes apparent that the proposals would be excludable under Rule 14a-8(i)(7) because they address ordinary business operations. See id. The no-action letters discussed above clearly illustrate that, where a portion or part of a proposal relates to a company's ordinary business operations, the company may properly exclude the entire proposal. The Guidelines call for disclosure regarding a number of items relating to Kroger's ordinary business. Although any one of these items would be sufficient to render the Proposal excludable in its entirety and the list that follows is not exhaustive, Kroger wishes particularly to note the following ordinary business matters that are covered by the Guidelines, and with respect to which the Proposal seeks disclosure.

Employee Matters

In seeking disclosure that is "based on" the Guidelines, the Proposal calls for various disclosures about the Company's labor and employment practices. Specifically, a significant portion of Part C (Report Content) of the Guidelines is devoted to disclosures about labor and employment practice. The Guidelines specify reporting on total payroll and benefits, including wages, pension, other benefits, and redundancy payments, broken down by country or region. See Economic Performance Indicator (EC)5, Guidelines, p. 47. The section of Part C entitled "Social Performance Indicators: Labor Practices and Decent Work" calls for disclosure of numerous items relating to employment practices, including information on the composition of a company's work force, employee benefits, labor organization and collective bargaining, safety of working conditions, training, equal opportunity policies, human rights, non-discrimination, freedom of association, child and forced labor, and discipline. See Labor Performance Indicator (LA)1-LA17, Human Rights Performance Indicator (HR)1-HR14, Social Performance Indicator (SO)1-S07, Guidelines, pp. 52-55. The Proposal, as noted above, specifically calls for information on the use of sweatshop labor, the same subject that the Staff concurred involved ordinary business matters in the Wal-Mart Stores, Inc., Kmart Corporation, and The Warnaco Group, Inc. letters cited above.

The Commission has stated that proposals involving "the management of the workforce, such as the hiring, promotion, and termination of employees," relate to ordinary business matters. 1998 Release; see also Staff Legal Bulletin No. 14A (July 12, 2002) (citing same). Consistent with this position, the Staff has concluded that companies may exclude proposals relating to general employee compensation matters in reliance on Rule 14a-8(i)(7). See Staff Legal Bulletin No. 14A (July 12, 2002); see also, e.g., Hilton Hotels Corporation (March 14, 2003) (proposal urging the board to provide an accounting of all executive retirement benefits, including but not limited to all forms of deferred compensation and supplemental retirement and retention plan excludable because it related to "general employee benefits").

A substantial portion of the disclosures covered under the Guidelines focuses on Kroger's training, health and safety, and other employment issues. These disclosures relate to the management of Kroger's workforce and do not raise significant social policy issues. Accordingly, the Proposal, which requests a report "based on" the Guidelines, constitutes the type of proposal that continues to be regarded as addressing ordinary business, as contemplated by the Commission in the 1998 Release.

Selection of Suppliers/Contractors

In seeking disclosure "based on" the Guidelines, the Proposal also calls for various disclosures about Kroger's relationships with, and the conduct of, Kroger's suppliers and vendors. Specifically, the Guidelines seek disclosure about the key attributes of a company's suppliers, including information about the products and services provided by suppliers and the suppliers' local, national and international operations. See Section 2.9, Guidelines, p. 40. Both the Commission and the Staff have taken the position that proposals relating to a company's relationships with suppliers and vendors are excludable because they address matters of ordinary business.

In the 1998 Release, the Commission cited "retention of suppliers" as an example of a task that is "so fundamental to management's ability to run a company on a day-to-day basis" that it cannot, "as a practical matter, be subject to direct shareholder oversight." 1998 Release. Consistent with the considerations underlying Rule 14a-8(i)(7), the Staff has permitted the exclusion of proposals addressing the practices of a company's suppliers. See, e.g., Seaboard Corporation (March 3, 2003) (permitting exclusion of proposal requesting report on use of antibiotics by company's hog suppliers); Hormel Foods Corporation (November 19, 2002) (permitting exclusion of proposal requesting report on use of antibiotics by company's meat suppliers). Similarly, the Staff has permitted the exclusion of proposals requesting information on a company's practices relating to the selection of vendors and suppliers. In Wal-Mart Stores, Inc. (April 10, 1991), for example, the Staff took a no-action position with respect to a proposal requesting a report on the company's efforts to purchase goods and services from minority and female-owned businesses. In doing so, the Staff "particularly note[d] that the proposal involves a request for detailed information on ... the Company's practices and policies for selecting suppliers of goods and services." See also Wal-Mart Stores, Inc. (April 10, 1992) (permitting exclusion of proposal involving request for detailed information on, among other things, "relationships with suppliers and other businesses").

Kroger considers numerous factors in selecting and retaining its suppliers and vendors, including, but not limited to, the quality of products and/or services offered; location; competitive pricing; distribution capabilities; environmental, health and safety performance; and human resources practices. Evaluating these considerations is an integral part of Kroger's daily business operations and cannot, from a practical standpoint, be subject to direct shareholder oversight. Because the report sought by the Proponent calls for disclosure "based on" items in the Guidelines that involve Kroger's selection of, and relationships with, its vendors and suppliers, the Proposal addresses matters that relate to Kroger's ordinary business operations.

Products and services offered by the Company.

In seeking disclosure "based on" the Guidelines, the Proposal calls for a variety of disclosures about Kroger's decisions regarding the selection of products and the manner of production. The Staff has consistently take the position that decisions regarding the products and services that a company provides, and the manner in which a company furnishes such products and services, are matters of ordinary business.

Section 2.2 of the Guidelines, entitled "Major products and/or services, including brands if appropriate," states that the reporting organization should "indicate the nature of its role in providing these products and services, and the degree to which the organization relies on outsourcing." See Guidelines, p. 39. Various other items throughout Part C (Report Content) of the Guidelines would call for other disclosures relating to the Company's products and services.

On many occasions, the Staff has concluded that decisions regarding the sales and/or development of particular products relate to a company's ordinary business operations when those products do not raise significant social or policy issues directly tied to the company's operations.

Kroger is one of the nation's largest retail grocery chains and operates (either directly or through its subsidiaries) approximately 2,530 supermarkets in 32 states under nearly two dozen banners. Kroger also operates (either directly or through its subsidiaries) 798 convenience stores under six banners, 445 fine jewelry stores under four banners, 442 fuel centers and 41 food processing plants. On a daily basis, Kroger's management makes a myriad of decisions about how best to conduct Kroger's business, including which products to manufacture and to offer its stores. The ability to make these types of decisions autonomously is fundamental to management's ability to run the company. Because the report sought by the Proponent calls for disclosure "based on" items in the Guidelines that involve Kroger's products and services, the Proposal addresses matters that relate to Kroger's ordinary business operations.

Financial Disclosure

In seeking disclosure "based on" the Guidelines, the Proposal also calls for various financial disclosures. Part C: Report Content in the Guidelines calls for "Economic Performance Indicators" that "have a scope and purpose that extends beyond that of traditional financial indicators." In particular, the Guidelines call for detailed financial information about customers, suppliers, employees, providers of capital and the public sector not traditionally required by generally accepted accounting principles ("GAAP") or by disclosure standards under applicable law. [1]

The Staff has consistently concurred that proposals addressing financial reporting and accounting policies not required by GAAP or by disclosure standards under applicable law may be excluded as relating to a company's ordinary business operations. Certain of the additional financial disclosures that the Proponents are requesting are not required by either GAAP, the SEC, the NYSE or by any other law applicable to which Kroger is subject. In Santa Fe Southern Pacific Corp. (January 30, 1986), the Staff stated, in connection with a proposal requiring the registrant to prepare current cost basis financial statements for the registrant and its subsidiaries, that "the determination to make financial disclosure not required by law" is considered to be a matter relating to a company's ordinary business operations. See also American Stores Company (April 7, 1992) (excluded proposal to include earnings, profits and losses for each subsidiary, and for each of its major retail operations, in annual report because proposal sought reporting information that was not required by GAAP or disclosure standards under applicable law); Minnesota Mining & Manufacturing Company (March 23, 1988) (permitting exclusion of a proposal that requested that the board of directors install system of accounting on a gold standard basis and include a summary of the alternate accounting system in the annual report); The Chase Manhattan Corporation (March 4, 1999) (permitting exclusion of certain tax information in annual reports); NiSource Inc. (March 10, 2003) (disclosure of gross revenue and net income statements of unregulated subsidiaries in the annual report); General Electric Company (January 21, 2003) (proposal requiring disclosure in annual report of (i) a directory listing all of the company's businesses; (ii) the gross earnings, profits and losses, assets and liabilities of these businesses; and (iii) the major investments, activities and risks of these businesses excludable because it relates to "presentation of financial information").

Furthermore, financial disclosures not in accordance with GAAP could be misleading or impermissible under SEC rules. Also, certain non-public financial disclosures could give Kroger's competitors an unfair advantage by having access to our confidential and proprietary information.

---

[1]See, e.g., Economic Performance Indicator (EC)2, Guidelines, p. 47 (geographic breakdown of markets); Economic Performance Indicator (EC)4, Guidelines, p. 47 (percentage of contracts that were paid in accordance with agreed terms, excluding agreed penalty arrangements); Economic Performance Indicator (EC)8, Guidelines, p. 48 (total sum of taxes of all types paid broken down by country).

The detailed financial information required by the Guidelines regarding customers, suppliers, employees, providers of capital and the public sector do not raise significant social policy issues. Because the report sought by the Proponents calls for financial disclosures, the Proposal addresses matters that relate to Kroger's ordinary business operations.

2. The Proposal seeks to micro-manage Kroger's business and therefore the Proposal is excludable.

The Proposal clearly seeks to micro-manage Kroger on an impermissible level. The 1998 Release specifically mentioned that proposals that seek to impose "methods for implementing complex policies" are excludable. The Proposal seeks just that - the imposition of a requirement to review complex management policies regarding Kroger's performance in different areas of Kroger's ordinary business operations. Because the establishment of a program that tests the performance of various business units and Kroger as a whole is a task of tremendous scope that necessarily involves large amounts of detail for a business the size of Kroger, by seeking to insert the shareholders into Kroger's review of its operations, the Proposal probes too deeply into matters of a complex nature upon which shareholders as a group are not in a position to make an informed judgment.

In the 1998 Release, the Commission addressed a no-action letter issued to Capital Cities/ABC, Inc. (April 4, 1991), in which the Staff permitted exclusion of a proposal seeking detailed information on the company's affirmative action policies and procedures. While noting that proposals similar to the one in Capital Cities/ABC, Inc. would not automatically be excludable on ordinary business grounds, the Commission stated that "some proposals may intrude unduly on a company's ordinary business' operations by virtue of the level of detail that they seek." 1998 Release. This was the case in both Capital Cities/ABC, Inc. and Wal-Mart Stores, Inc. (April 10, 1991). In Wal-Mart, the proposal requested that the company report on its activities and progress in purchasing goods and services from minority- and female-owned businesses, on equal employment opportunities, and on affirmative action. In permitting exclusion of both proposals, the Staff noted in particular that "the proposal[s] involve[] a request for detailed information on the composition of the Company's work force and employment practices and policies." The Proposal is similar in the level of detail that it seeks about Kroger's policies and practices. Accordingly, it would be consistent with the rationale underlying the ordinary business exclusion in Rule 14a-8(i)(7) to prevent the micro-management of Kroger's business operation to exclude the Proposal because of the highly detailed nature of the information it would have Kroger compile and include in its GRI-based report.

C. Conclusion

Last year, in Smithfield Foods, Inc., the Staff concluded that a proposal substantially identical to the Proposal properly could be excluded. We respectfully urge that the Staff once again determine that the Proposal may be omitted from the Proxy Materials because (i) it is so vague, indefinite and misleading the shareholders and Kroger would be unable to determine what further action should be taken if it is adopted, and (ii) it also deals with matters relating to Kroger's ordinary course of business. If you disagree with the conclusions contained in this request, I would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Please call me at (513) 762-4425 if you require additional information or wish to discuss this submission further.

Very truly yours,



Jill V. McIntosh

cbo

encl.

cc: Ms. Vidette Bullock Mixon

Paul Heldman


RECEIVED
DEC 10 2003
KROGER LAW DEPT.

GENERAL BOARD OF PENSION
AND HEALTH BENEFITS OF
THE UNITED METHODIST CHURCH

1201 Davis Street
Evanston, Illinois 60201-4118
1.800.851.2201

December 2, 2003

David B. Dillon
CEO
Kroger Co.
1014 Vine Street
Cincinnati, OH 45202-1100

Dear Mr. Dillon:

The General Board of Pension and Health Benefits of The United Methodist Church has the responsibility for administering and investing pension funds in excess of $11 billion for over 67,000 of its active and retired participants. The General Board is committed to being a socially responsible investor, and endeavors to invest in funds and corporations that have a positive impact on society. In such capacity, the General Board has an investment position of 112,860 shares of common stock in Kroger Co.

The General Board recognizes that Kroger is the number one grocery chain in the US. Our company and its subsidiaries have significant social and environmental impacts. We appreciate our company providing its *Supplier Diversity Program* report on its website. We urge management to pursue standardized sustainability reporting as described in the Global Reporting Initiative (GRI) *Sustainability Reporting Guidelines* at www.globalreporting.org.

The *Guidelines* provide companies with (1) a set of reporting principles (such as transparency, inclusivity, completeness, relevance, and comparability) essential to producing a balanced and reasonable report and (2) guidance for report content, including the company's profile, vision and strategy, governance structure and management systems, and performance against core indicators in six categories (direct economic impacts, environmental, labor practices and decent work conditions, human rights, society, and product responsibility).

More than 300 companies from around the world, including Agilent Technologies, Baxter International, BASF, British Telecom, Bristol-Myers Squibb, Danone, Electrolux, Ford, General Motors, Interface, KLM, NEC, Nike, Nokia, and Volkswagen, already have undertaken sustainability reporting using the *Guidelines*. Because of the value we place on public reporting, we are presenting this shareholder proposal.

Therefore, I am hereby authorized to notify you of our intention to file this resolution for consideration and action by the stockholders at the 2004 Annual Meeting. We also request that the resolution and our support of it be noted in the proxy statement in accordance with Rule 14-A-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The General Board has held a number of Kroger Co shares, with a value of at least $2,000 for at least twelve months prior to the filing date of this proposed 2004 shareholder resolution. Proof of the General Board's ownership of these shares is enclosed. It is our intent to maintain ownership of this stock through the date of the Annual Meeting.

Representatives of the General Board welcome the opportunity to dialogue with management on this matter.

Sincerely,



Vidette Bullock Mixon
Director of Corporate Relations
And Social Concerns

RESOLUTION TO DISCLOSE SUSTAINABILITY PERFORMANCE

Whereas:

We believe that the global economy presents corporations with the challenge of creating sustainable business relationships by participating in the sustainable development of the communities in which they operate;

According to the Dow Jones Sustainability Group, sustainability includes: Encouraging long lasting social well being in communities where they operate, interacting with different stakeholders (e.g. clients, suppliers, employees, government, local communities, and non-governmental organizations) and responding to their specific and evolving needs thereby securing a long-term 'license to operate,' superior customer and employee loyalty, and ultimately superior financial returns. (www.sustainability-index.com; March 2000);

We believe the linkage between sustainability performance and long-term shareholder value is awakening mainstream financial companies to new tools for understanding and predicting value in capital markets. Major firms, including ABN-AMRO, Neuberger Berman, Schroders, T. Rowe Price, and Zurich Scudder, subscribe to information on social and environmental risks and opportunities to help make investment decisions, according to Innovest, an environmental investment research consultant;

Companies increasingly recognize that transparency and dialogue with stakeholders about sustainability are key to business success. For example, 3M Company reports that its long-term success depends upon implementing principles of sustainable development and "stewardship to the environment." Likewise, Alliant Energy states that tomorrow's investors will support energy companies "that have demonstrated the ability to minimize their impact on the environment";

We belive sustainability reporting will foster this dialogue and provide non-financial information that contributes to long-term shareholder value. The Dow Jones Sustainability Index World (DJSI World), which analyzes financial performance and the economic, environmental, and social performance of included companies, has outperformed the Dow Jones Global Index from 1994 through 2002;

We believe sustainability reporting can also warn of trouble spots and signal cost-saving opportunities to management and shareholders. Disclosure of energy consumption allows companies and shareholders to assess environmental performance, potential regulatory actions, and reputational risk associated with business activities;
The Global Reporting Initiative (GRI) (www.globalreporting.org) is an international standard-setting organization with representatives from business, environmental, human-rights and labor communities. The GRI Sustainability Reporting Guidelines (the *Guidelines*), created by the GRI, provide companies with (1) a set of reporting principles essential to producing a balanced and reasonable report and (2) guidance for report content, including performance against core indicators in six categories (direct economic impacts, environmental, labor practices and decent work conditions, human rights, society, and product responsibility);
The *Guidelines* provide a flexible system for sustainability reporting that permits a company to use an "incremental approach" where a company may omit some content requested by the *Guidelines* but "base their reports on the GRI framework and incrementally improve report content coverage, transparency, and structure over time.";
More than 300 companies worldwide, including Agilent Technologies, Baxter International, BASF, British Telecom, Bristol-Myers Squibb, Danone, Electrolux, Ford, General Motors, Interface, KLM, NEC, Nike, Nokia, and Volkswagen, use the *Guidelines* for sustainability reporting;

RESOLVED:
That shareholders request that the company prepare a sustainability report (at reasonable cost and omitting proprietary information) based on the Global Reporting Initiative's sustainability reporting guidelines by October 2004.

Mellon Bank

Mellon Bank N.A.
Mellon Bank Center
Pittsburgh, PA 15258-0001

December 3, 2003

Ms. Vidette Bullock-Mixon
The General Board of Pension and Health
Benefits of the United Methodist Church
1201 Davis Street
Evanston, IL 60201

Dear Vidette:

This letter is in response to your request for confirmation that the General Board of Pension and Health Benefits of the United Methodist Church has owned shares of **Kroger Co** for at least one year since November 30, 2002 and such investment had a market value of at least $2,000.00

This security is currently held by Mellon Trust, Master Custodian, for the General Board of Pension and Health Benefits of the United Methodist Church in our nominee name at Depository Trust Company.

Please contact me directly at 412-236-1440 with any questions.

Sincerely,



Lee F. Schmitt
Service Delivery Officer
Mellon Trust

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 22, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Kroger Co.
Incoming letter dated February 24, 2004

The proposal urges the board of directors to take the necessary steps to amend the by-laws to require that, subject to any presently existing contractual obligations, the Chairman of the Board shall not concurrently serve as the Chief Executive Officer.

We are unable to concur in your view that Kroger may exclude the proposal under rules 14a-8(i)(2) and (i)(6). Accordingly, we do not believe that Kroger may omit the proposal from its proxy materials in reliance on rules 14a-8(i)(2) and (i)(6).

We are unable to concur in your view that Kroger may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Kroger may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,



Song P. Brandon
Attorney-Adviser